Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

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Hewitt and Exult:

A Winning Combination

June 2004

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders.  WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION.  You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s internet site, http://www.sec.gov.  You may obtain documents filed with the SEC by Hewitt free of chargeif you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000.  You may also obtain documents filed with the SEC by Exultfree of charge if you request them in writing from Exult Investor Relations,121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination.  Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus.  You can find information about Hewitt’s executive officersand directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004.  You can obtain free copies of these documents from Hewitt and Exult usingthe contact information above.

Hewitt and Exult to Join Forces

•                    Complementary capabilities joined together to create the most comprehensive and flexible solution in the marketplace… and one that only we can deliver

•                    Sets the stage for Hewitt to become an industry leader in HR business process outsourcing

•                    An acquisition by way of merger

•                    Combined organization will retain Hewitt name

The Winning Combination

Hewitt		Exult
•	15,000+ associates around the globe	•	2,400 associates around the globe
•	Industry leader in integrated HR	•	Industry leader in HR BPO
	Outsourcing and HR consulting	•	Over $.5B in annual revenue
•	$2B in annual revenue	•	16 HR BPO clients
•	2,300 consulting clients, 300+ Benefits	•	Strong HR BPO brand and reputation
	clients, 300+ Payroll clients, and five	•	Significant transition, process rationalization, and
	Workforce Management clients		Six Sigma capabilities
•	Strong brand and reputation	•	Strong BPO sales force
•	Significant HR domain expertise	•	Additional service offerings
•	One to many, proprietary platforms

Our Combined Solution-Leading HR

Services Providers

Results, Services, Execution and Scale

Leadership	•	Leading provider of integrated HR BPO services globally
in Key Growth	•	Established leader in rapidly growing HR BPO segment with 21 broad HR
Area		outsourcing clients, more than 600,000 employees,
	•	18 million lives for benefits outsourcing serving more than 300 clients, and
2,300 HR consulting clients
Comprehensive,	•	Richest and most comprehensive integrated functional solution
Integrated, and	•	Configurable approach that allows for leverage, standardization, efficiency
Flexible Solution		and transformation
	•	Deepest Process rationalization, scoping expertise, HR content and vendor management capabilities
	•	Global delivery and sourcing footprint
Execution	•	Hundreds of implementations for large, complex companies
Excellence and	•	Transition, transformation, operate approach that meets needs of complex organizations
Experience	•	Greatest number of clients and employees supported
	•	Furthest progress on Six Sigma in the industry
Scale and	•	A reliable infrastructure that supports clients and future growth
Financial	•	Combining solutions accelerates the total HR outsourcing solution
Leverage	•	Unmatched scale and unique business model

Comprehensive Solution Set

WORKFORCE MANAGEMENT

WORKFORCE	LEAVE MANAGEMENT	COMPENSATION	GLOBAL MOBILITY	RELOCATION
ADMINISTRATION	FMLA, Disability, Personal	Salary Administration	Assignment Planning	Relocation Initiation
Employee Records Management	Leave Initiation	Bonus Administration	Candidate Selection Support	Policy Briefing & Administration
Life Events	Leave Tracking and	Stock Option Administration	Pre Departure Planning &	Expense Processing &
Employment Events	Management	Salary Survey Administration	Support	Accounting
Reduction in Force	Coordination with Third	Total Reward Statement	On Assignment Support	Inventory Management
Organization Structure Changes	Parties		Repatriation Planning & Support

TALENT MANAGEMENT

RECRUITING	FLEXIBLE STAFFING	LEARNING & DEVELOPMENT	PERFORMANCE MANAGEMENT	SUCCESSION PLANNING
Identify Needs	Identify Needs	Learning Paths & Certificates	Planning and evaluation support	Maintain Succession Trees
Source & Attract	Select & Place	Course Catalogue Administration	Multi-source feedback collection	Capture Succession Plans,
Screen, Interview, Access &	Time Administration	Event Scheduling & Logistics	Maintain individual profiles	Incumbent and Candidate
Select	Invoicing	Evaluation & Assessments		profiles
Offer Management	Conversion to Hire	Accounting		Track and Monitor High
Reporting & Compliance	Reporting & Compliance	Content & Content Sourcing		Potentials

BENEFITS	PAYROLL	HR CONSULTING	PROCUREMENT	FINANCE & ACCOUNTING
Health and Welfare	Time & Attendance	Strategy	Strategic Sourcing	Accounts Payable/ Receivable
Defined Contribution	On Cycle Pay	Design	e-Procurement Management	Travel & Expense
Defined Benefit	Off Cycle Pay	Communication	Compliance Management	Fixed Assets & General Ledger
Other Benefits	Garnishments	Change and Integration		Cash & Banking/Treasury
Program Design Support	Taxes & Accounting	Measurement
Program Delivery & Administration
Record Keeping & Reconciliation
Benefit Accounting
Invoice Review & Payout
Supplier Sourcing & Management

Our Technology Offerings

	Hewitt	Exult
Proprietary Platforms	• Benefits: TBA	• Relocation: ReloAction
• Payroll: Cyborg
• Workforce Management: Cyborg
Integration Technologies	• HRWorkWays	• My HR Application Suite
	• AccessDirect	—Portal
	• CRM/Customer Service Suite	—CRM
	• Data Warehouse/Analytics	—Data Warehouse/Reporting
• HR Supply Chain Integration
Infrastructure Technology	• One to Many, Hewitt Owned	• Client Centric, Leased
Partner Technologies		• Recruitment: Deploy
• L&D: Docent
• Time & Attendance: Workbrain
Transition Competencies	• PeopleSoft COE	• PeopleSoft and SAP COE
• Client Systems Management
• Due Diligence and Transition
Methodology

Significant Global Outsourcing Presence

[MAP]

Plus over 50 recruiting locations

The Window of Opportunity

•                    Opportunity is emerging and evolving rapidly

•                    Strong growth expected in market demand

•                    Success hinges on being able to provide the most comprehensive and flexible solution

•                    Exult’ssolution will help us “meet clients where they are”

Integration Team

•               Dedicated team to minimize disruption •Merger program office to lead integration

•               Rigorous integration and execution planning process

•               Co-led subteamsrepresenting functional areas

•               Cross functional teams focused on

— Business Model Reconciliation

— Selling

— Value Capture

— Communications

Integration Priorities

•                    Our sales forces

•                    Product development

•                    Technology

•                    Operations

•                    Talent

Organizational Structure

•                    Exult’soperations will be completely integrated into Hewitt’s HR Outsourcing organization

•                    Goals to:

— Preserve and enhance client service

— Eliminate barriers to sale and broaden sales capability

— Deliver cost and revenue synergies

•                    Many details yet to be sorted out regarding where to combine, where to run things separately

•                    Leader group identified

Next Steps

•                    Integration planning under way

•                    Requires stockholder approval, regulatory approval

•                    Estimated closing: around the start of our new fiscal year

•                    Until closing, we must continue to operate as two separate companies

•                    After closing, integration will pick up speed

What You Can Do

•                    Stay focused on serving our clients

•                    Ensure you understand the value this merger creates for our clients, associates, and stockholders

•                    Know that we’ll communicate more info as we are able

•                    Direct public inquiries to the appropriate place

•                    Ensure client contact is coordinated appropriately to ensure consistent messages

•                    Direct questions to your manager or Vision 2005 mailbox

Hewitt and Exult:

A Winning Combination

A	[EXULT LOGO]